March 14, 2011

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Broadridge Financial Solutions, Inc.
Form 10-K for the fiscal year ended June 30, 2010
File No. 1-33220

Dear Ms. Hayes:

Set forth below are our responses to the comments raised in your letter dated March 1, 2011 (the “Comment Letter”). Broadridge Financial Solutions, Inc. (the “Company” or “Broadridge”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “Form 10-K”), which was filed on August 12, 2010, and its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010 (the “Form 10-Q”), which was filed on February 8, 2011. The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to the Company’s disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K and the Form 10-Q.

Form 10-K for the Fiscal Year Ended June 30, 2010

Note 7 – Discontinued Operations – page 55

1. We note your disclosure that on June 25, 2010, you completed the sale of the contracts of substantially all of the securities clients of Ridge Clearing & Outsourcing Solutions, Inc. to PWI. The purchase price of $35.2 million consisted of a five year subordinated note in the amount of $20.6 million and shares of PWI common stock. Additionally, we note that you entered into an 11 year global outsourcing contract to provide securities processing and back-office support services to PWI, and that you expect the global outsourcing services contract to generate approximately $50 to $55 million in annual revenue from this agreement once all of PWI’s contracts are fully converted onto the Company’s securities processing platform. Please tell us how you considered the guidance in ASC Topic 205-20-55 in concluding that the discontinued operations presentation was appropriate for the sale of the contracts of substantially all of the securities clients of Ridge Clearing and Outsourcing Solutions, Inc.

RESPONSE:

Ridge Clearing & Outsourcing Solutions, Inc. (“Ridge”) is a wholly-owned subsidiary of Broadridge which was comprised of two components: the securities clearing component (“Clearing”) and the operations outsourcing component (“Outsourcing”). Clearing performed transaction execution, clearing and settlement services, which included the process of matching, recording, and processing transaction instructions and then exchanging payments between counterparties. Most importantly, Clearing enabled clients to finance their securities inventory through margin lending. All of these services had a significant impact on the Company’s balance sheet and cash flows. Outsourcing allows brokers and dealers to outsource a number of administrative back-office functions associated with securities processing such as record keeping and reconciliations, while our clients execute, clear and settle their securities transactions and maintain their ability to finance and capitalize their business. As a provider of operations outsourcing services, the Outsourcing component of Ridge (and therefore Broadridge) is only a provider of data processing services and is not the broker-dealer of record. As such, the Outsourcing component of Ridge (and therefore Broadridge) is not subject to the market and credit risks associated with clearing and settlement services, and financing of client inventory through margin lending and the significant cash flows resulting from those activities as the Outsourcing component of Ridge is not a principal in the conduct of those activities.

As disclosed in the Form 10-K, on June 25, 2010, the Company completed the sale of substantially all of the contracts related to the securities clearing clients of Ridge to PWI. This transaction has fundamentally changed the Company in terms of its operations, risk profile, balance sheet size and cash flows. The Company considered the guidance in ASC Topic 205-20-55 to determine whether such sale should be classified as a discontinued operation.

ASC Topic 205-20-55-3 provides a four-step process to determine whether the results of a component of an entity should be reported as discontinued operations, as follows:

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Answer: Yes. Broadridge expects to generate annual revenue of approximately $50 to $55 million from the global operations outsourcing services contract under which it provides securities processing and administrative back-office support services to PWI. These cash flows would be considered continuing cash flows.

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Answer: Yes. The ongoing cash flows are a continuation of activities.

Step 3: Are the continuing cash flows significant?

Answer: No. Based on the calculation performed pursuant to the guidance below, the continuing cash flows discussed in Step 1 as a percentage of the gross cash flows associated with the disposed component are less than 1% after the disposal transaction. The gross cash flows of Clearing, the disposed component, include the cash flows associated with clearing and settlement services and the financing of client inventory through margin lending activities. The Company has concluded that the continuing cash flows are not significant.

In our determination of whether the continuing cash flows are significant, we reviewed ASC Topic 205-55-6, which states:

Cash flows of a component include gross cash flows (cash inflows and cash outflows) that are associated with the revenue-producing and cost-generating activities of that component (that is, “direct” cash flows). The intention of the criterion in paragraph 205-20-45-1(a) is to determine whether, in substance, the ongoing entity continues either the revenue-producing activities (cash inflows) or the cost-generating activities (cash outflows) of the disposed component after the disposal transaction.

In order to calculate whether the continuing cash flows are significant, we utilized the guidance in ASC Topic 205-55-14, which states:

If expected continuing cash inflows or outflows are the result of a migration of revenues or costs to the ongoing entity or a continuation of activities between the disposed component and the ongoing entity, the ongoing entity should consider whether the continuing cash flows will be significant. The evaluation as to whether continuing cash flows would be significant is a matter of judgment and should be based on a comparison between the expected continuing cash flows to be generated by the ongoing entity after the disposal transaction and the cash flows that would have been expected to be generated by the disposed component absent the disposal transaction.

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

Answer: No. As disclosed in the Form 10-K, the purchase price for the securities clearing contracts of $35.2 million consisted of a five year subordinated note issued to Broadridge by PWI in the amount of $20.6 million, and 2.5 million shares of PWI common stock.

The Company’s shares of PWI common stock represent slightly less than 10% of the outstanding common stock of PWI. Broadridge does not have a PWI board seat and, while it has registration rights to afford it liquidity in those shares, it has no other rights attributable to its share ownership beyond that of other common shareholders. The Company’s less than 10% interest is not deemed to be sufficient to allow Broadridge to exert significant influence over the operational or financial policies of PWI.

The five year subordinated note that was issued by PWI in this transaction does not represent a significant percentage of PWI’s outstanding debt as of December 31, 2010. PWI’s note to Broadridge does not have a common stock conversion feature and does not include any clauses which would provide Broadridge the ability to exert significant influence over PWI’s operating or financial policies.

Under the outsourcing services agreement between Ridge and PWI, Ridge is a vendor to PWI; however, PWI has other service provider options available to it for the performance of these services. PWI has operational and financial responsibility with respect to all outsourcing services Broadridge is providing under this agreement. The outsourcing services agreement does not provide Broadridge or Ridge with any management responsibilities related to the operational or financial policies of PWI and the disposed component.

In our determination of whether the ongoing entity has significant continuing involvement in the disposed component, we referred to ASC Topic 205-55-17, which states:

The following factors, among others, should be considered in evaluating whether continuing involvement constitutes significant continuing involvement:

a. The ongoing entity retains an interest in the disposed component sufficient to enable the ongoing entity to exert significant influence over the disposed component’s operating and financial policies. Interests other than common stock or in-substance common stock may provide the ongoing entity with significant influence over the disposed component’s operating and financial policies. A cost method investment in common stock or in-substance common stock alone would not be considered significant continuing involvement.

b. The ongoing entity and the buyer (or the disposed component) are parties to a contract or otherwise parties to an arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component’s operating and financial policies. Judgment is required in evaluating whether a contract or an arrangement constitutes significant continuing involvement, and all available information should be considered in performing the related analysis. The following factors should be considered in that regard; however, no one factor should be considered presumptive or determinative:

(1) Significance of the contract or arrangement to the overall operations of the disposed component

(2) The extent to which the ongoing entity is involved in the operations of the disposed component

(3) The rights conveyed by the contract to each party

(4) The pricing terms of the contract or arrangement.

In conclusion, based upon the evaluation of the guidance in ASC Topic 205-20-55, the Company has determined that the ongoing cash flows do not represent significant cash flows and Broadridge does not have significant continuing involvement in the operations of the disposed component. Therefore, discontinued operations presentation is appropriate.

Form 10-Q for the quarterly period ended December 31, 2010

Three Months Ended December 31, 2010 versus Three Months Ended December 31, 2009 – page 19

2. We note that your revenues decreased 16% in the quarterly period ended December 31, 2010 as compared to the quarterly period ended December 31, 2009 and that your net earnings from continuing operations decreased by 79%. Additionally, we note that your revenues for the quarterly period ended September 30, 2010 decreased 4% and net earnings from continuing operations decreased by 50% from the quarterly period ended September 30, 2009. In future filings, please provide further explanation for the decrease in event fee revenue. For example, was the decrease the result of a loss of customers or fewer event driving events? Is a further explanation available to explain the decrease in event driven events? To the extent that the decrease in event driven fee revenue is a trend expected to impact future periods, please expand your disclosure to discuss this trend, its causes and your expectations.

RESPONSE:

In future filings, Broadridge will provide further explanation of any changes in event fee revenue and Broadridge will expand its disclosure to discuss any trends that are expected to impact future periods, the causes of the trends and the Company’s expectations.

Please feel free to contact me at 516-472-5466 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Dan Sheldon
Dan Sheldon Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission

David Irving

Stephanie Hunsaker

David Lyon

Deloitte & Touche LLP

Lawrence Rosenberg, Partner

Broadridge Financial Solutions, Inc.

Adam Amsterdam, General Counsel